COHEN & STEERS FUNDS

280 Park Avenue, 10th floor

New York, New York 10017

June 29, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Laura Hatch

Re:	Cohen & Steers Closed-end Opportunity Fund, Inc. (File No. 811-21948); Cohen & Steers Dividend Majors Fund, Inc. (File No. 811-21633); Cohen & Steers Dividend Value Fund, Inc. (File No. 811-21668); Cohen & Steers Emerging Markets Real Estate Fund, Inc. (File No. 811-21894); Cohen & Steers Global Income Builder, Inc. (File No. 811-22057); Cohen & Steers Global Infrastructure Fund, Inc. (File No. 811-21488); Cohen & Steers Global Realty Shares, Inc. (File No. 811-08059); Cohen & Steers Institutional Global Realty Shares, Inc. (File No. 811-21902); Cohen & Steers Institutional Realty Shares, Inc. (File No. 811-09631); Cohen & Steers International Realty Fund, Inc. (File No. 811-21677); Cohen & Steers Preferred Securities and Income Fund, Inc. (File No. 811-22392); Cohen & Steers Quality Income Realty Fund, Inc. (File No. 811-10481); Cohen & Steers Realty Income Fund, Inc. (File No. 811-08287); Cohen & Steers Realty Shares, Inc. (File No. 811-06302); Cohen & Steers REIT and Preferred Income Fund, Inc. (File No. 811-21326); Cohen & Steers Select Preferred and Income Fund, Inc. (File No. 811-22455); Cohen & Steers Infrastructure Fund, Inc. (File No. 811-21485); Cohen & Steers Total Return Realty Fund, Inc. (File No. 811-07154) (each a “Corporation” and collectively, the “Corporations”)

Ladies and Gentlemen:

On behalf of the above-referenced Corporations, transmitted for filing are responses to comments, on each Corporation’s 2010 annual report to shareholders (and related comments to the prospectuses for Cohen & Steers Emerging Markets Real Estate Fund, Inc.), received from Laura Hatch of the Commission’s staff (the “Staff”) via telephone on June 1, 2011. For the convenience of the Staff, written comments have been restated below in their entirety. Each Corporation’s response follows each comment.

Cohen & Steers Emerging Markets Real Estate Fund

1.	Staff Comment: Please confirm the calculation of the one-, three-, five- and ten-year expense examples as disclosed in the Corporation’s Class A and C, and Class I prospectuses.

Response: Note that the expense table is accurate and correctly reflects the estimated net expenses of the Corporation for fiscal year ending December 31, 2011. However, the net expense ratio as reflected in the expense table was not used in the calculation of the one-, three-, five- and ten-year expense examples as disclosed in the Corporation’s Class A and C, and Class I prospectuses. The expense examples are incorrect and the examples disclosed are higher (the largest difference was $26) than the actual expenses an investor will incur if invested in one of the share classes of the Corporation. The process for reviewing such calculations has been evaluated to ensure errors do not occur in the future.

2.	Staff Comment: Please explain footnote reference to the Corporation’s Financial Highlights table for Class I regarding adjustments to the Corporation’s net asset value (NAV) in accordance with generally accepted accounting principles and explain why Class I is the only share class affected, if applicable.

Response: Generally accepted accounting principles require adjustments to financial statements for activity pertaining to the reporting period which may not have been recorded on the Corporation’s books as of the last day of the reporting period (e.g., security transaction that are recorded on a T+1 basis). The recording of these types of transactions may cause the NAV of some Corporations to round up or down. The rounded NAV does not represent the NAV that a shareholder would have transacted at on the last business day of the fiscal period and therefore, the “Total investment return” is not recalculated. The footnote is explaining that the total investment return is based on the NAV reported as of the last business day of the period as opposed to the rounded NAV disclosed in the annual report. Please note that this response may be applicable to certain other Corporations having similar footnote disclosure to their Financial Highlights table.

Cohen & Steers Multi-Class, Open-end Funds

3.	Staff Comment: Please explain the footnote reference to each Corporation’s Financial Highlights table for each share class, if applicable, stating “Reflects Fund level ratio for non-class specific expenses” and explain whether class level expenses were calculated differently in prior years.

Response: Commencing with the December 2009 annual reports, the Corporation’s expense ratios are calculated by dividing the fund level expenses by the fund level average net assets. Class specific expense ratios are calculated by dividing class specific expenses by class level average net assets. The two results are added together to determine the total expense ratio. Prior to December 31, 2009, the expense ratios were calculated by taking class level allocated expenses and dividing by class level average net assets. This methodology resulted in rounding differences between classes.

Cohen & Steers Dividend Majors Fund and Cohen & Steers Global Income Builder

4.	Staff Comment: Referring to footnote reference to each Corporation’s Schedule of Investments, please confirm whether the amount of securities denoted as being pledged for options transactions is based on the notional value of such transactions.

Response: Segregated assets must have a value which, when added to any margin on deposit for the benefit of a broker/dealer, is at least equal the market value of the securities or other assets underlying the option, but not less than the strike price of the written call option. Generally, this value approximates the aggregate notional value of all options contracts written by each Corporation with various counterparties.

Cohen & Steers Infrastructure Fund (UTF), Cohen & Steers REIT and Preferred Income Fund (RNP), Cohen & Steers Quality Income Realty Fund (RQI) and Cohen & Steers Global Income Builder (INB)

5.	Staff Comment: Please confirm the collateral requirements associated with the Corporation’s revolving credit agreement and confirm that such requirements are industry standard.

Response: In connection with the revolving credit and related agreements between BNP Paribas Prime Brokerage Inc. (“BNPP”) and each of UTF, RNP and RQI, and the revolving credit and related agreement between State Street Bank and Trust Company and INB, each Corporation is required to pledge portfolio securities as collateral in an approximate amount of two times the loan balance outstanding. Based upon our research, these collateral requirements appear to be industry standard for such agreements.

Cohen & Steers Infrastructure Fund (UTF), Cohen & Steers REIT and Preferred Income Fund (RNP), Cohen & Steers Quality Income Realty Fund (RQI)

6.	Staff Comment: Please provide an update on the status of breaches of ISDA agreements with UBS AG and Merrill Lynch Derivative Products AG (“MLDP”) as disclosed in note 1 to the financial statements as set forth in each Corporation’s annual report.

Response: On December 1, 2008, UBS AG issued a conditional waiver to each Corporation with respect to past breaches of certain covenants and provisions of the ISDA agreement, which means that UBS retains the right to take any action necessary at any time, including terminating outstanding transactions, with respect to the past breaches disclosed in the Corporation’s financial statements. In addition, each Corporation is currently in negotiations with MLDP to secure an unconditional waiver with respect to past breaches of certain covenants and provisions of each Corporation’s ISDA agreements.

7.	Staff Comment: Please explain re-hypothecation of securities pledged as collateral in connection with the revolving credit agreement and which entity retains control over the securities that have been re-hypothecated.

Response: Each Corporation’s revolving credit agreement permits, subject to certain conditions, BNPP to re-hypothecate portfolio securities pledged by the Corporation up to the amount of the loan balance outstanding and no greater than 33.33% of the sum of the net assets and the loan balance outstanding. Re-hypothecation is similar to securities lending, except the Corporation retains the borrowings as its collateral for the re-hypothecated securities. The Corporation retains control over the re-hypothecated securities. The Corporation continues to receive dividends and interest on re-hypothecated securities and remains eligible to participate in corporate actions and may recall securities to vote proxies. The Corporation also has the right under the agreement to recall the securities from BNPP on demand. If BNPP fails to deliver the recalled security in a timely manner, the Corporation will be compensated by BNPP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNPP, the Corporation, upon notice to BNPP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Corporation will receive a portion of the fees earned by BNPP in connection with the re- hypothecation of portfolio securities.

8.	Staff Comment: Please explain how the collateral pledged with respect to the Corporation’s derivatives transactions and revolving credit agreement exceed the Corporation’s net assets and confirm that collateral is pledged for only one obligation of the Corporation.

Response: Each Corporation utilizes leverage which results in a Corporation having gross assets that are substantially greater than its net assets. These gross assets may be pledged as collateral for derivative or leverage related transactions and therefore, the total collateral pledged may be greater than the Corporation’s net assets. As part of the review of the Corporation’s collateral requirements, the Corporations’ administrator monitors the collateral pledging process which among other tasks includes making sure that collateral is pledged for only one obligation of the Corporation.

Cohen & Steers Infrastructure Fund

9.	Staff Comment: Please confirm that the Corporation’s asset coverage as disclosed in the annual report to shareholders was below the 300% asset coverage required by federal securities laws and provide the Corporation’s asset coverage as of a more recent date.

Response: The Corporation’s asset coverage as disclosed in its annual report to shareholders was below the 300% asset coverage as a result of market fluctuations. However, in accordance with Section 18(a)(1)(A) of the Investment Company Act of 1940, as amended, the Corporation’s asset coverage was greater than 300% immediately after the relevant indebtedness was “issued” (incurred) (301.4% on November 5, 2010), and therefore such indebtedness complies with Section 18(a)(1)(A). The Corporation’s asset coverage as of June 14, 2011 was 298.9%.

Cohen & Steers Infrastructure Fund and Cohen & Steers Quality Income Realty Fund

10.	Staff Comment: Please provide an update on the status of legal proceedings as disclosed in note 8 to the financial statements as set forth in the Corporation’s annual report.

Response: On April 14, 2011, Cohen & Steers, Inc. announced the voluntary dismissal by plaintiffs of two derivative lawsuits in their entirety with prejudice. The court approved the dismissal without any settlement or concessions by the defendants or funds. The lawsuits, filed in the Supreme Court of the State of New York, New York County, with respect to Cohen & Steers Quality Income Realty Fund, Inc. (NYSE: RQI) and Cohen & Steers Infrastructure Fund, Inc. (NYSE: UTF), named as defendants Cohen & Steers Capital Management, Inc., the funds’ investment advisor (the “Advisor”), Cohen & Steers, Inc., the funds’ current officers, and the respective funds as nominal defendants. The lawsuits alleged that the Advisor, officers and Board of Directors breached their fiduciary duties in connection with the redemption of the funds’ auction preferred shares in 2008 and 2009. A stipulation and order granting voluntary dismissal with prejudice was filed with the Securities and Exchange Commission in accordance with Section 33 of the 1940 Act on or about April 15, 2011.

11.	Staff Comment: In connection with the merger disclosed in note 10 to each Corporation’s financial statements as set forth in the Corporation’s annual report, please confirm whether shareholders voting on the merger were notified of the breaches of the ISDA agreements.

Response: Shareholders of each Corporation were notified of breaches of the ISDA agreements in each of the December 31, 2008, 2009 and 2010 annual reports, which were mailed to shareholders in accordance with federal securities laws. In addition, each Corporation’s 2008 and 2009 annual report was incorporated by reference into the Prospectus/Proxy Statement sent to shareholders seeking shareholders’ votes on each Corporation’s merger proposal in compliance with the requirements of Form N-14

GENERAL

12.	Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Corporations and their management are in possession of all facts relating to the Corporations’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from each Corporation acknowledging that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Corporations is filed with this letter.

*   *   *   *   *   *   *   *

We hope the Staff finds this letter is responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding these responses, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne

Assistant Secretary

COHEN & STEERS FUNDS

280 Park Avenue, 10th floor

New York, New York 10017

June 29, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Hatch

Re:	Cohen & Steers Closed-end Opportunity Fund, Inc. (File No. 811-21948); Cohen & Steers Dividend Majors Fund, Inc. (File No. 811-21633); Cohen & Steers Dividend Value Fund, Inc. (File No. 811-21668); Cohen & Steers Emerging Markets Real Estate Fund, Inc. (File No. 811-21894); Cohen & Steers Global Income Builder, Inc. (File No. 811-22057); Cohen & Steers Global Infrastructure Fund, Inc. (File No. 811-21488); Cohen & Steers Global Realty Shares, Inc. (File No. 811-08059); Cohen & Steers Institutional Global Realty Shares, Inc. (File No. 811-21902); Cohen & Steers Institutional Realty Shares, Inc. (File No. 811-09631); Cohen & Steers International Realty Fund, Inc. (File No. 811-21677); Cohen & Steers Preferred Securities and Income Fund, Inc. (File No. 811-22392); Cohen & Steers Quality Income Realty Fund, Inc. (File No. 811-10481); Cohen & Steers Realty Income Fund, Inc. (File No. 811-08287); Cohen & Steers Realty Shares, Inc. (File No. 811-06302); Cohen & Steers REIT and Preferred Income Fund, Inc. (File No. 811-21326); Cohen & Steers Select Preferred and Income Fund, Inc. (File No. 811-22455); Cohen & Steers Infrastructure Fund, Inc. (File No. 811-21485); Cohen & Steers Total Return Realty Fund, Inc. (File No. 811-07154) (each a “Corporation” and collectively, the “Corporations”)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), each Fund listed above acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS FUNDS

By:     /s/ Tina M. Payne

          Tina M. Payne

          Assistant Secretary